

August 18, 2022

Yan Gao
Vice President of Finance
Qudian Inc.
Tower A, AVIC Zijin Plaza
Siming District, Xiamen
Fujian Province 361000, People's Republic of China

> **Re: Qudian Inc.**
> **Form 20-F for the Fiscal Year Ended December 31, 2021**
> **Filed April 29, 2022**
> **File No. 001-38230**

Dear Mr. Gao:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 20-F for the Fiscal Year Ended December 31, 2021

Item 5. Operating and Financial Review and Prospects
Critical Accounting Policies, page 148

1. We note your disclosure of critical accounting estimates on page 162 refers to your critical accounting policies disclosures beginning on page 148, which discusses policies relating to the allowance for loan principal and financing service fee receivables on page 151 and regarding allowance for finance lease receivables on page 152. Please revise your disclosures in future filings to address the items below for each of your critical accounting estimates. Refer to Item 5.E of Form 20-F and ASC 326-20-50-11.
    - Identify and explain why each critical accounting estimate is subject to uncertainty;
    - Identify key quantitative inputs in your baseline allowance estimates and how much each estimate has changed over the relevant period;
    - Quantify the qualitative component(s) of your estimates and explain or show how it

interacts with the quantitative component during the periods presented;
- Provide a sensitivity analysis quantifying a hypothetical impact or range of impact to allowances due to changes in the key inputs; and
- Detail the length of time in your reasonable and supportable forecasts and the reversion method you apply after the reasonable and supportable forecast period, if applicable.

Notes to the Consolidated Financial Statements
Note 2. Summary of Significant Accounting Policies
Short-term investments, page F-29

2. We note your disclosure that short-term investments consist of wealth management products issued by banks or trust companies and negotiable certificate(s) of deposit. Please address the items below.
   - Provide us with a more granular view of the composition of your short-term investments for 2020 and 2021; for example, a description of the types of "wealth management products" (*e.g.*, equities, fixed income, alternative investments, etc.) and quantified amounts for these and negotiable certificate(s) of deposit; and
   - In future filings, enhance your disclosures here and in your fair value footnote to provide additional granularity and detail regarding the composition of your short-term investments, showing the types and amounts of wealth management products as well as negotiable certificates of deposit.

Note 7. Investment in equity method investee, page F-51

3. We note your disclosure on page F-52 that S-X 4-08(g) disclosures for the periods from June 17 to December 31, 2020 and January 1 to December 28, 2021 are not presented as SECO's summarized financial information was unavailable when your financial statements were issued. We also note that SECO appears to have filed its 2020 Form 20-F on November 9, 2021 and its 2021 20-F on May 13, 2022. Please address the items below.
   - Provide us with your 2020 and 2021 significance calculations for your investment in SECO;
   - As it relates to the significance calculations above, tell us your conclusions and how you have complied with the requirements under Regulation S-X Rule 3-09 and Rule 4-08(g);
   - Explain your consideration of filing an amendment to your Form 20-F for 2020 and/or 2021 to include audited financial statements of SECO, to the extent required by Rule 3-09, for relevant periods and 4-08(g) information when it became available; and
   - Tell us why the 2020 financial information required for Rule 4-08(g) was not available for inclusion in your 2021 Form 20-F filing, given that SECO filed its 2020 Form 20-F in November 2021.

       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Cara Lubit at (202) 551-5909 or Robert Klein at (202) 551-3847 with any questions.

Sincerely,

Division of Corporation Finance
Office of Finance